Exhibit 99.1
Amdocs Limited Reports Quarterly Revenue of $744 Million, up 4.6% YoY
$700 Million Share Repurchase Program Authorized
Key highlights:
•	Second fiscal quarter revenue of $744 million, compared to the $730-$750 million guidance range. Foreign currency movements negatively impacted revenue by approximately $6 million relative to the Company’s expectations when it issued guidance on January 20, 2010

•	Second quarter non-GAAP operating income of $135 million; non-GAAP operating margin of 18.2%; GAAP operating income of $103 million

•	Second quarter diluted non-GAAP EPS of $0.56, excluding amortization of purchased intangible assets and other acquisition related costs, impairment on investment in a subsidiary, and equity-based compensation expense, net of related tax effects, compared to the $0.52-$0.56 guidance range

•	Diluted GAAP EPS of $0.33 for the second quarter, lower than the $0.40-$0.45 guidance range due to a $0.10 one-time charge resulting from the impairment of the Company’s investment in Longshine

•	Free cash flow of $148 million for the second quarter

•	Twelve-month backlog of $2.46 billion at the end of the second quarter, up $35 million from the end of the first quarter of 2010

•	Third fiscal quarter of 2010 guidance: Expected revenue of approximately $750-$765 million and diluted non-GAAP EPS of $0.55-$0.58, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.41-$0.46

•	The board of directors has authorized a share repurchase plan allowing the repurchase of up to $700 million of ordinary shares over the next twelve months
St. Louis, MO — April 22, 2010 — Amdocs Limited (NYSE: DOX) today reported that for its second fiscal quarter of 2010 ended March 31, 2010, revenue was $744.0 million, up 2.6%

sequentially from the first fiscal quarter of 2010 and up 4.6% as compared to last year’s second fiscal quarter. Net income on a non-GAAP basis was $116.9 million, or $0.56 per diluted share, compared to non-GAAP net income of $104.9 million, or $0.50 per diluted share, in the second quarter of fiscal 2009. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs, impairment on investment in a subsidiary and equity-based compensation expense of $48.3 million, net of related tax effects, in the second quarter of fiscal 2010 and excludes such amortization, and equity-based compensation expense of $24.2 million, net of related tax effects, in the second quarter of fiscal 2009. The Company’s GAAP net income for the second quarter of fiscal 2010 was $68.6 million, or $0.33 per diluted share, compared to GAAP net income of $80.6 million, or $0.39 per diluted share, in the prior year’s second quarter.
“We are very pleased with our performance in the second fiscal quarter, and we believe our results and outlook are evidence of our competitive advantages which are, in turn, driving improved new project activity globally and continued strength in managed services and cable/satellite. Our CES 8 product launch has begun to resonate in the market and is now providing Amdocs an incremental tailwind for demand for our products and services, compounding on the effects of improving economic conditions,” said Dov Baharav, chief executive officer of Amdocs Management Limited.
Baharav continued, “Additionally, in our ongoing effort to align the business with the greatest opportunities in the market and augment our core strategies through focused corporate development actions, we made several important decisions recently. First, we acquired MX Telecom to continue building our presence in mobile payments and expand the OpenMarket footprint outside of the US. Second, we just signed an agreement this week to acquire Streamezzo, a mobile internet application development platform, to broaden our solutions in digital services delivery, and we expect to close the transaction during the third quarter, subject to customary closing conditions. Last, we believe we have better aligned our strategy to the specific needs of Chinese service providers by divesting a majority stake in Longshine.”
Baharav concluded, “As a result of the trends we are observing in the business, we believe we can achieve at least the 1-2% sequential quarterly revenue growth (in constant currency) we had previously planned for throughout the remainder of fiscal 2010. Additionally, our

Board has authorized a $700 million share repurchase program given the strength of our capital position and our confidence in the long-term growth opportunities for Amdocs.”
Financial Discussion of Second Fiscal Quarter Results
Free cash flow was $148 million for the quarter, comprised of cash flow from operations of $165 million less approximately $17 million in net capital expenditures and other.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.46 billion at the end of the second quarter of fiscal 2010.
Financial Outlook
Amdocs expects that revenue for the third quarter of fiscal 2010 will be approximately $750-$765 million. Amdocs expects diluted earnings per share on a non-GAAP basis for the third quarter to be $0.55-$0.58, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the third quarter will be $0.41-$0.46.
Share Repurchase Plan
Amdocs Limited’s board of directors has authorized a share repurchase plan allowing the repurchase of up to $700 million of its outstanding ordinary shares over the next twelve months. The authorization permits Amdocs to purchase its ordinary shares in open market or privately negotiated transactions at times and prices considered appropriate by the Company.
About Streamezzo
Streamezzo is a provider of a development platform for the creation and the deployment of Rich Mobile Internet Applications across multiple mobile operating systems and devices. Streamezzo’s Rich Mobile Internet Applications, such as Mobile TV, Music store, and StoreFront, provide attractive revenue opportunities for mobile operators, content providers, and application developers.
Conference Call Details

Amdocs will host a conference call on April 22, 2010 at 5 p.m. Eastern Time to discuss the Company’s second quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets and other acquisition related costs;

•	in-process research and development write-off;

•	restructuring charges;

•	equity-based compensation expense; and

•	impairment on investment in a subsidiary;

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation. The company combines business and operational support systems, service delivery platforms, proven services, and deep industry expertise to enable service providers and their customers to do more in the connected world. Amdocs’ offerings help service providers explore new business models, differentiate through personalized customer experiences, and streamline operations. A global company with revenue of $2.86 billion in fiscal 2009, Amdocs has approximately

18,000 employees and serves customers in more than 60 countries worldwide. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2009 filed on December 7, 2009 and in our quarterly 6-K filed February 8, 2010.
Contact:
Elizabeth W. Grausam
Vice President of Investor Relations
Amdocs
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended			Six months ended
	March 31,			March 31,
	2010	2009		2010	2009
Revenue:
License	$25,949	$37,203		$50,099	$81,804
Service	718,020	673,881		1,418,681	1,383,119

	743,969	711,084		1,468,780	1,464,923
Operating expenses:
Cost of license	745	569		1,187	1,560
Cost of service	475,440	455,997		937,655	940,048
Research and development	51,190	52,750		101,296	108,979
Selling, general and administrative	92,028	84,308		183,608	174,573
Amortization of purchased intangible assets and other	21,439	21,501		42,758	41,755
Restructuring charges and in-process research and development	—	—		—	20,780

	640,842	615,125		1,266,504	1,287,695

Operating income	103,127	95,959		202,276	177,228

Interest expense and other, net	22,761	5,763		23,476	3,528

Income before income taxes	80,366	90,196		178,800	173,700

Income taxes	11,816	9,566		21,897	18,823

Net income	$68,550	$80,630		$156,903	$154,877

Basic earnings per share	$0.33	$0.40	*	$0.76	$0.76	*

Diluted earnings per share	$0.33	$0.39	*	$0.76	$0.74	*

Basic weighted average number of shares outstanding	206,025	203,827	*	205,724	203,701	*

Diluted weighted average number of shares outstanding	207,691	210,645	*	207,174	211,857	*

*	The basic and diluted weighted average number of shares outstanding for the three and six months ended March 31, 2009 have been retroactively adjusted to reflect the adoption of new Earnings Per Share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeiture rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment had no impact on the basic and diluted earnings per share for the three and six months ended March 31, 2009.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended			Six months ended
	March 31,			March 31,
	2010	2009		2010	2009

Revenue	$743,969	$711,084		$1,468,780	$1,464,923
Non-GAAP operating income	135,284	127,977		266,605	263,697
Non-GAAP net income	116,870	104,875		229,997	221,125
Non-GAAP diluted earnings per share	$0.56	$0.50	*	$1.11	$1.05	*
Diluted weighted average number of shares outstanding	207,691	210,645	*	207,174	211,857	*

*	The basic and diluted weighted average number of shares outstanding for the three and six months ended March 31, 2009 have been retroactively adjusted to reflect the adoption of new Earnings Per Share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeiture rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment had no impact on the basic and diluted earnings per share for the three and six months ended March 31, 2009.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

			Three months ended
			March 31, 2010
		Reconciliation items
		Amortization
		of purchased		Impairment on
		intangible	Equity based	investment
		assets and	compensation	in a		Non-
	GAAP	other	expense	subsidiary	Tax effect	GAAP

Operating expenses:
Cost of license	$745	$—	$—	$—	$—	$745
Cost of service	475,440	—	(4,967)	—	—	470,473
Research and development	51,190	—	(1,004)	—	—	50,186
Selling, general and administrative	92,028	—	(4,747)	—	—	87,281
Amortization of purchased intangible assets and other	21,439	(21,439)	—	—	—	—

Total operating expenses	640,842	(21,439)	(10,718)	—	—	608,685

Operating income	103,127	21,439	10,718	—	—	135,284

Interest expense and other, net	22,761	—	—	(21,800)	—	961

Income taxes	11,816	—	—	—	5,637	17,453

Net income	$68,550	$21,439	$10,718	$21,800	$(5,637)	$116,870

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	March 31, 2009
		Reconciliation items
		Amortization of	Equity based
		purchased	compensation
	GAAP	intangible assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$569	$—	$—	$—	$569
Cost of service	455,997	—	(4,950)	—	451,047
Research and development	52,750	—	(977)	—	51,773
Selling, general and administrative	84,308	—	(4,590)	—	79,718
Amortization of purchased intangible assets and other	21,501	(21,501)	—	—	—

Total operating expenses	615,125	(21,501)	(10,517)	—	583,107

Operating income	95,959	21,501	10,517	—	127,977

Income taxes	9,566	—	—	7,773	17,339

Net income	$80,630	$21,501	$10,517	$(7,773)	$104,875

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Six months ended
	March 31, 2010
		Reconciliation items
		Amortization of		Impairment on
		purchased	Equity based	investment
		intangible assets	compensation	in a
	GAAP	and other	expense	subsidiary	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,187	$—	$—	$—	$—	$1,187
Cost of service	937,655	—	(9,752)	—	—	927,903
Research and development	101,296	—	(2,137)	—	—	99,159
Selling, general and administrative	183,608	—	(9,682)	—	—	173,926
Amortization of purchased intangible assets and other	42,758	(42,758)	—	—	—	—

Total operating expenses	1,266,504	(42,758)	(21,571)	—	—	1,202,175

Operating income	202,276	42,758	21,571	—	—	266,605

Interest expense and other, net	23,476	—	—	(21,800)	—	1,676

Income taxes	21,897	—	—	—	13,035	34,932

Net income	$156,903	$42,758	$21,571	$21,800	$(13,035)	$229,997

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Six months ended
	March 31, 2009
		Reconciliation items
			Restructuring
		Amortization of	charges and in-	Equity based
		purchased	process research	compensation
	GAAP	intangible assets	and development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,560	$—	$—	$—	$—	$1,560
Cost of service	940,048	—	—	(10,661)	—	929,387
Research and development	108,979	—	—	(2,039)	—	106,940
Selling, general and administrative	174,573	—	—	(11,234)	—	163,339
Amortization of purchased intangible assets and other	41,755	(41,755)	—	—	—	—
Restructuring charges and in-process research and development	20,780	—	(20,780)	—	—	—

Total operating expenses	1,287,695	(41,755)	(20,780)	(23,934)	—	1,201,226

Operating income	177,228	41,755	20,780	23,934	—	263,697

Income taxes	18,823	—	—	—	20,221	39,044

Net income	$154,877	$41,755	$20,780	$23,934	$(20,221)	$221,125

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	March 31,	September 30,
	2010	2009

ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,361,499	$1,173,041
Accounts receivable, net, including unbilled of $38,807and $21,749, respectively	484,764	454,965
Deferred income taxes and taxes receivable	118,794	117,848
Prepaid expenses and other current assets	90,317	126,704

Total current assets	2,055,374	1,872,558

Equipment and leasehold improvements, net	254,180	279,659
Goodwill and other intangible assets, net	1,883,765	1,766,761
Other noncurrent assets	433,614	409,439

Total assets	$4,626,933	$4,328,417

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$463,457	$415,371
Deferred revenue	189,489	186,158
Deferred income taxes and taxes payable	13,507	9,338

Total current liabilities	666,453	610,867
Noncurrent liabilities and other	557,085	504,497
Shareholders’ equity	3,403,395	3,213,053

Total liabilities and shareholders’ equity	$4,626,933	$4,328,417

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Six months ended March 31,
	2010	2009

Cash Flow from Operating Activities:
Net income	$156,903	$154,877
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	97,524	98,491
Impairment on investment in a subsidiary	21,800	—
In-process research and development	—	5,640
Loss on sale of equipment	148	—
Equity-based compensation expense	21,571	23,934
Deferred income taxes	(4,312)	11,258
Gain on repurchase of convertible notes	—	(2,185)
Excess tax benefit from equity-based compensation	(98)	(2)
(Gain) loss from short-term interest-bearing investments	(427)	4,991
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(12,355)	67,244
Prepaid expenses and other current assets	28,485	5,905
Other noncurrent assets	(26,540)	21,725
Accounts payable, accrued expenses and accrued personnel	34,846	(61,315)
Deferred revenue	30,586	(49,005)
Income taxes payable	2,571	(15,932)
Other noncurrent liabilities	7,373	(44,027)

Net cash provided by operating activities	358,075	221,599

Cash Flow from Investing Activities:
Payments for purchase of equipment , net	(40,074)	(47,478)
Proceeds from sale of short-term interest-bearing investments	747,201	323,234
Purchase of short-term interest-bearing investments	(871,945)	(376,579)
Net cash paid for acquisitions	(149,685)	(61,855)

Net cash used in investing activities	(314,503)	(162,678)

Cash Flow from Financing Activities:
Borrowing under long-term financing arrangements	—	450,000
Redemption and repurchase of convertible notes	—	(446,795)
Repurchase of shares	—	(20,014)
Proceeds from employee stock options exercised	17,325	1,797
Payments under capital lease and short-term financing arrangements	(223)	(410)
Excess tax benefit from equity-based compensation	98	2

Net cash provided by (used in) financing activities	17,200	(15,420)

Net increase in cash and cash equivalents	60,772	43,501
Cash and cash equivalents at beginning of period	728,762	718,850

Cash and cash equivalents at end of period	$789,534	$762,351

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2010	2009	2009	2009	2009
North America	$572.4	$547.6	$528.0	$527.7	$539.8
Europe	92.1	89.5	93.0	84.4	105.0
Rest of World	79.5	87.7	86.4	78.2	66.3

Total Revenue	$744.0	$724.8	$707.4	$690.3	$711.1

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2010	2009	2009	2009	2009
Customer Experience Systems	$689.0	$678.4	$668.6	$647.9	$668.0
Directory	55.0	46.4	38.8	42.4	43.1

Total Revenue	$744.0	$724.8	$707.4	$690.3	$711.1

	As of
	March 31,	December 31,	September 30,	June 30,	March 31,
	2010	2009	2009	2009	2009
12-Month Backlog	$2,460	$2,425	$2,385	$2,370	$2,370

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